UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 001-32966

CUSIP Number: 68827R 10 8

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OSIRIS THERAPEUTICS, INC.
Full Name of Registrant

Former Name if Applicable

7015 Albert Einstein Drive
Address of Principal Executive Office (Street and Number)

Columbia, Maryland 21045
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Osiris Therapeutics, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the period ended December 31, 2014 (the “Annual Report’).  The Company shifted its focus to its Biosurgery business in fiscal 2014, and product revenue increased 146% in fiscal 2014 as compared to 2013.  In addition, the Company migrated to a new accounting system during fiscal 2014.  As a result of these and other factors, the Company experienced unanticipated delays in compiling certain necessary information to complete its audit, and to complete and file the Annual Report.  As of the scheduled filing date for the Annual Report, the Company continued in its efforts to respond to information requests and inquiries from its auditors as necessary to complete the audit.  The Company currently expects to file the Annual Report within the extension period of fifteen calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Philip R. Jacoby, Jr.	443	545-1819
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 5, 2015, the Company announced unaudited results for its fourth quarter and full year ended December 31, 2014, and furnished those unaudited results in a Current Report on Form 8-K filed with the United States Securites and Exchange Commission on March 5, 2014.  As reported therein, product revenue was $59.9 million for fiscal 2014 as compared to $24.3 million for fiscal 2013; gross profit from operations was $46.7 milllion in fiscal 2014 as compared to $17.7 in fiscal 2013; and full-year net loss in fiscal 2014 was $1.8 million, or $(0.05) per share on a fully diluted basis, compared to a net income of $41.6 million, or $1.22 per share on a fully diluted basis for fiscal 2013.  The fiscal 2013 earnings included a gain on the sale of discontinued operations of $49.4 million, on account of the sale in 2013 of the Company’s Therapeutics business. As noted above, all such results for fiscal 2014 are unaudited, and as of the scheduled filing date for the Annual Report, the Company continued in its efforts to respond to information requests and inquiries from its auditors as necessary to complete the audit.

The foregoing statements about the anticipated timing of the filing of the Annual Report on Form 10-K for the period ended December 31, 2014 are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including the risks that additional resources and time may be needed to complete and file the Annual Report on Form 10-K for the period ended December 31, 2014.

OSIRIS THERAPEUTICS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2015	By	/s/ Philip R. Jacoby, Jr.
Philip R. Jacoby, Jr.
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).